

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 22, 2015

<u>Via E-mail</u>
Mr Jianguo Xu
Chief Executive Officer
HK Graphene Technology Corporation
800 E. Colorado Boulevard
Suite 888
Pasadena, CA 91101

    Re: HK Graphene Technology Corporation
            Form 10-K for the Year Ended December 31, 2014
            Filed April 3, 2015
            File No. 333-140148

Dear Mr. Xu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1. Please make arrangements with your auditors to revise the opinion paragraph of their audit report to also cover Angstron Holdings Corporation's balance sheet as of December 31, 2013 and the statements of operations, changes in stockholders' deficit and cash flows for the year then ended, consistent with the first paragraph of their audit report. Please further amend your Form 10-K to include this revised audit report. Refer to the guidance outlined in Rule 8-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining